Exhibit 4.2

ZIONS BANCORPORATION
2015 OMNIBUS INCENTIVE PLAN

RESTRICTED STOCK AWARD AGREEMENT
SUBJECT TO HOLDING REQUIREMENT

This Restricted Stock Award Agreement (this “Agreement”) is made and entered into as of [date] (the “Grant Date”) by and between Zions Bancorporation, a Utah corporation (the “Company”), and [name] (the “Grantee”) pursuant to the Company’s 2015 Omnibus Incentive Plan (the “Plan”). Capitalized terms not defined in this Agreement have the meanings ascribed to them in the Plan

1.Grant of Restricted Stock. Pursuant and subject to the Plan and this Agreement, the Company hereby grants to Grantee the following number of shares (the “Restricted Stock”) of the Company’s Common Stock (the “Common Stock”): [#]. Grantee’s ownership of and rights with respect to the Restricted Stock are limited by the terms and conditions of the Plan and this Agreement, including restrictions on Grantee’s right to transfer the Restricted Stock and Grantee’s obligation to forfeit and surrender the Restricted Stock upon the occurrence of certain circumstances.

2.    Vesting; Holding Period. Except as otherwise provided herein, the Restricted Stock shall vest in equal annual installments on each of the first four (4) anniversaries of the Grant Date (each such anniversary, an “Applicable Vesting Date”). Except as otherwise provided herein, the [after-tax] portion of the Restricted Stock that vests on an Applicable Vesting Date will remain subject to a two (2) year holding period and are not transferable by the Grantee until the end of such holding period (the “Transfer Restriction”).

3.    Transfer Restriction. Until the lapse of the Transfer Restriction, the Restricted Stock may not be sold, assigned, transferred, pledged or otherwise encumbered or disposed of except as specifically provided in the Plan or this Agreement. Additional shares of Common Stock or other property distributed to the Grantee in respect of the Restricted Stock, as dividends or otherwise, shall be subject to the same restrictions applicable to the Restricted Stock (the term “Restricted Stock” shall also be deemed to include such other shares and property). The Restricted Stock shall be held by the Company in escrow for so long as the Restricted Stock is subject to the vesting restrictions in Section 2 above and the Transfer Restriction and any transfer restrictions under the Plan. The Company may direct its stock transfer agent to legend or place a stop transfer order on the Restricted Stock and any certificate issued evidencing shares of the Restricted Stock shall remain in the possession of the Company until such shares are free of any restriction specified in the Plan or this Agreement.

4.    Lapse of Transfer Restrictions. Except as provided in Section 5 below, the Transfer Restriction shall lapse following a two (2) year hold after the Applicable Vesting Date and as set forth in Section 5.3 and Section 11 below; provided that Grantee has satisfied all applicable tax withholding obligations as provided in Section 6.1 below and the conditions of Sections 6.2 through 6.4 below have been satisfied.

5.    Termination of Employment.

5.1    General. In the event of Grantee’s Termination of Employment for any reason other than (i) Retirement at age 60 or older after 5 or more years of service, (ii) death or (iii) Disability, shares of Restricted Stock that remain subject to transfer restrictions as of the date of such termination shall immediately and automatically be forfeited, surrendered and cancelled without consideration and without any further action by Grantee.

5.2    Retirement. In the event of Grantee’s Termination of Employment by reason of Grantee’s Retirement at age 60 or older after 5 or more years of service, the shares of Restricted Stock that remain subject to vesting restrictions under Section 2 and/or the Transfer Restriction under Section 3, in each case, as of the date of such Retirement shall remain outstanding and subject to such vesting and transfer restrictions (which restrictions shall continue to lapse on the same schedule as set forth in Section 3 and Section 4, as applicable); provided that, notwithstanding the foregoing, shares of Restricted Stock remaining outstanding after Retirement, to the extent still subject to vesting and/or Transfer Restriction, shall automatically be forfeited, surrendered and cancelled without consideration and without further action by Grantee immediately upon (i) Grantee’s commencement of, or agreement to commence, employment with or provision of services (whether as a director, consultant or otherwise) to another company that is in the financial services industry unless such employment or provision of services is specifically approved by the Committee, (ii) Grantee’s making any derogatory or damaging statements (verbally, in writing or otherwise) about the Company or any of its affiliates, the management or the board of directors of the Company or any affiliate, the products, services or business condition of the Company or any affiliate in any public way to anyone who could make those statements public or to customers of, vendors to or counterparties of the Company, or (iii) Grantee violating any duty of confidentiality owed to the Company or its affiliates under the policies or procedures of the Company and its affiliates, including the Company’s employee handbook, code of conduct and similar materials, or under federal or state law, or Grantee misappropriating or misusing any proprietary information or assets of the Company and its affiliates, including intellectual property rights.

5.3    Death; Disability. In the event of Grantee’s Termination of Employment by reason of Grantee’s death or Disability, any vesting restrictions under Section 2 and/or the Transfer Restriction under Section 3 that remain applicable to the shares of Restricted Stock shall immediately lapse as of the date of such Termination of Employment in accordance with Section 4 above.

6.    Conditions to Lapse of Transfer Restrictions.

6.1    Tax Withholding. Prior to the lapse of vesting restrictions on the Restricted Stock, Grantee must pay, or otherwise provide for to the satisfaction of the Company, any applicable federal or state withholding obligations of the Company. Unless the Committee permits otherwise, Grantee shall provide for payment of withholding taxes upon lapse of the vesting restrictions by hereby allowing and directing the Company to retain shares of Restricted Stock with a Fair Market Value (determined as of the applicable lapse date) equal to the statutory minimum amount of taxes required to be withheld. In such case, the Company shall issue the net number of shares of Restricted Stock by deducting the shares retained from the total number of shares of Restricted Stock that are no longer subject to transfer restrictions and such shares shall be held in escrow in accordance with Section 3 until the Transfer Restriction has lapsed.
6.2    Compliance with Laws. The vesting restrictions set forth in Section 2 and the Transfer Restrictions set forth in Section 3 above shall not lapse unless such lapse and the issuance or release of the related shares of Restricted Stock is in compliance, to the reasonable satisfaction of the Committee, with all applicable federal and state laws, as they are in effect on the date of the lapse of restrictions.

6.3    Other Conditions. The Committee may require that Grantee comply with such other procedures relating to the lapse of transfer restrictions on the Restricted Stock and the release of shares of Restricted Stock to Grantee as the Committee may determine, including the use of specified broker-dealers and the manner in which Grantee shall satisfy tax withholding obligations with respect to shares of Restricted Stock released from transfer restrictions.

6.4    Release of Shares. As promptly as is practicable after the lapse of Transfer Restriction and satisfaction of Sections 6.1 through 6.3 above, the Company shall release the shares of Restricted Stock registered in the name of Grantee, Grantee’s authorized assignee or Grantee’s legal representative. The Company may postpone such release until it receives satisfactory proof that the release of such shares will not violate any of the provisions of the Securities Act of 1933, as amended, or the Exchange Act, as amended, any rules or regulations of the Securities and Exchange Commission (the “SEC”) promulgated thereunder, or the requirements of applicable state law relating to authorization, issuance or sale of securities, or until there has been compliance with the provisions of such acts or rules. Grantee understands that the Company is under no obligation to register or qualify the Restricted Stock or Common Stock with the SEC, any state securities commission or any stock exchange to effect such compliance.

7.    Right of Offset. The Company shall have the right to offset against the obligation to release shares of Restricted Stock, any outstanding amounts then owed by Grantee to the Company.

8.    Nontransferability of Agreement. The rights conferred by this Agreement shall not be assignable or transferable by Grantee other than by will or by the laws of descent and distribution, and shall be exercisable during the life of the Grantee only by the Grantee or the Grantee’s legal representative and any such attempted assignment, transfer or exercise in contravention of this Section 8 shall be void.

9.    Privileges of Stock Ownership. Grantee shall have the rights of a stockholder with respect to the voting of the Restricted Stock and ordinary dividends paid by the Company. All regular dividends on shares of the Restricted Stock shall be paid directly to Grantee and shall not be held in escrow (such distributions may, however, be delivered to an address at the Company for delivery to Grantee).

10.    No Obligation to Employ. Nothing in the Plan or this Agreement shall confer on Grantee any right to continue in the employ of, or to continue or establish any other relationship with, the Company or any Related Entity, or limit in any way the right of the Company or any Related Entity to terminate Grantee’s employment or other relationship at any time, with or without Cause.

11.    Change in Control. Notwithstanding anything in the Plan or any change in control agreement between the Company and the Grantee (a “Change in Control Agreement”) to the contrary, the Restricted Stock shall not be subject to accelerated vesting and/or settlement or cash out upon a Change in Control, except to the extent that the definitive agreement evidencing a Change in Control provides for such accelerated vesting and/or settlement or cash out of Awards granted under the Plan upon the Change in Control. However, if, within twenty-four (24) months after the occurrence of a Change in Control, the Grantee experiences a Termination of Employment by the Company without Cause or by the Grantee for Good Reason, then the Restricted Stock shall become fully vested in accordance with Section 3.7(b) of the Plan, the Transfer Restriction shall lapse and the Stock shall be released in accordance with Section 6.4 of this Agreement.

12.    Entire Agreement. This Restricted Stock is granted pursuant to the Plan and this Restricted Stock and Agreement are subject to the terms and conditions of the Plan. The Plan is incorporated herein by reference. This Agreement, the Plan and such other documents as may be executed in connection with this Restricted Stock grant constitute the entire agreement and understanding of the parties hereto with respect to the subject matter hereof and supersede all prior understandings and agreements with respect to such subject matter. Any action taken or decision made by the Committee arising out of or in connection with the construction, administration, interpretation or effect of this Agreement, the Plan and such other documents as may be executed in connection with this grant shall lie within its sole and absolute discretion, as the case may be, and shall be final, conclusive and binding on the Grantee and all persons claiming under or through the Grantee.

13.    Notices. Any notice required to be given or delivered to the Company under the terms of this Agreement shall be in writing and addressed to the Corporate Secretary of the Company at its principal corporate offices. Any notice required to be given or delivered to Grantee shall be in writing and addressed to Grantee at the address indicated below or to such other address as such party may designate in writing from time to time to the Company. All notices shall be deemed to have been given or delivered upon: personal delivery; three (3) days after deposit in the United States mail by certified or registered mail (return receipt requested); one (1) business day after deposit with any return receipt express courier (prepaid); or one (1) business day after transmission by facsimile.

14.    Successors and Assigns. The Company may assign any of its rights under this Agreement. This Agreement shall be binding upon and inure to the benefit of the successors and assigns of the Company. Subject to the restrictions on transfer set forth herein, this Agreement and the Plan shall be binding upon Grantee and Grantee’s heirs, executors, administrators, legal representatives, successors and assigns.

15.    Governing Law. This Agreement shall be governed by and construed in accordance with the internal laws of the State of Utah without regard to that body of law pertaining to choice of law or conflict of laws.

16.    Regulatory Matters/Compliance with Laws. In the event that the grant, exercise, lapse of restrictions, payment, settlement, or accrual of this Award or any term of this Award is restricted or prohibited or otherwise conflicts with any applicable statute (including, without limitation, Section 18(k) of the Federal Deposit Insurance Act, as amended) or any applicable regulation or other guidance thereunder, or any agreement or arrangement with or restriction imposed by, the United States Department of the Treasury, any bank regulatory agency or any other governmental agency (a “Governmental Restriction”), in each case, as determined by Committee in its sole discretion, then the Committee may unilaterally modify the terms of this Award in such manner as the Committee determines in its sole discretion to be necessary to avoid such restriction or prohibition or eliminate such conflict, all without the further consent of Grantee, such consent being given through Grantee’s acceptance of this Award. Such modifications may include, without limitation, the modification of this Award into an Award of another type (such as an option Award), a reduction of the number of shares covered by this Award or any such modified Award, the addition of grant, exercise, vesting or lapse of restrictions conditions, the delay or cessation of exercise, lapse of restrictions, payment, settlement, or accrual of this Award, and the cancellation for no consideration of all or a portion of this Award. In addition, any shares of Common Stock acquired by Grantee pursuant to this Award, or any proceeds from the disposition of any such shares, shall be subject to forfeiture and return to the Company to the extent required by a Governmental Restriction.

17. Clawback. The Award shall be subject to the clawback, recapture or recoupment policy, if any, that the Company may adopt from time to time and, in accordance with such policy, as in effect from time to time, may be subject to the requirement that the Awards be forfeited, reduced, or repaid to the Company after they have been distributed or paid to the Grantee, including, for the avoidance of doubt, before or after the Transfer Restriction lapses.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date noted above.

ZIONS BANCORPORATION

By: _______________________________

ACCEPTED AND AGREED:

GRANTEE

____________________________
[Name]
[Address]